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Get a crap-ton of eyeballs
with ads that brand and sell
Message me for an application
chatbooks
purple
squatty potty
Lume
FiberFix

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Benton Crane · 1st

CEO at Harmon Brothers, creators of the internet's best ads such as Squatty Potty, Purple, Chatbooks, and more.

Provo, Utah · 500+ connections · Contact info

Harmon Brothers
Brigham Young University

Providing services
Content Strategy, Brand Marketing, Advertising, Social Media Marketing, Digital Marketing, Marketing Consulting, and Lead Generation
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Highlights

56 mutual connections
You and Benton both know Phil Alves, Joseph Wecker, and 54 others

Benton is celebrating 7 years at Harmon Brothers
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About

We use storytelling, humor, and other key ingredients to create social videos that sell products. As CEO of Harmon Brothers, the Provo, Utah-based ad agency behind the most viral ads in internet history, I've had the opportunity to manage the incredible team behind ads that have collectively driven more than 1 billion views, over $300 m/ ... see more

Featured

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No time

Stop Wasting Hours Making Photo Books. This One Takes 1 Minute. #Chatbooks
YouTube
Harmon Brothers created an iconic character and family situation that resonated with...

This Unicorn Changed the Way I Poop - #SquattyPotty
YouTube
"The Greatest Viral Ad in Internet History" - BoinBoing...

How to Use a Ra
Mattress is Awful
YouTube
Harmon Brothers
and launched the

Experience

Harmon Brothers
7 yrs 1 mo

CEO
Sep 2017 – Present · 3 yrs 1 mo
Provo, Utah Area

Managing Director
Sep 2013 – Sep 2017 · 4 yrs 1 mo
Provo, Utah Area
I wear many hats, but all my roles share the goal of taking care of our clients. We have some amazing clients who have given us the green light to make some of the most successful YouTube ad campaigns of all time (see harmonbrothers.com).
...see more

Owner
Provo CrossFit
Jan 2014 – Apr 2016 · 2 yrs 4 mos
148 N. Draper Lane Provo UT
Provo CrossFit is a family-oriented gym that my wife and I grew to over 100 members then sold.

Co Founder
VidAngel
Jan 2014 – Dec 2015 · 2 yrs

LEARNING
Add new skills with these courses

SEO Foundations
157,930 viewers

Google Ads (AdWords) Essential Training
58,071 viewers

Marketing Programs that Power Customer Acquisition
2,483 viewers

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Provo, Utah Area

I co founded VidAngel with the Harmon Brothers. VidAngel allows you to watch streaming movies however the "BLEEP" you want. You can filter out objectionable content, or you can leave it in. It's up to YOU.

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 This Poor Family Gets Shot with 3,192...

 **Consultant**
Deloitte
Jul 2011 – Sep 2013 · 2 yrs 3 mos
Rosslyn, VA

Survey Research and Workforce Analytics

 **Statistician**
US Census Bureau
Jun 2008 – Jul 2011 · 3 yrs 2 mos

Survey Research and Data Analysis

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Survey Research and Data Analysis

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Education

 **Brigham Young University**
BA, Economics
2004 – 2008

 **Utah Valley University**
Associates, Automotive Technology
2001 – 2003
Activities and Societies: Competed in VICA Skills Competition (automotive repair): 1st place Utah Valley region 1st place Utah State 2nd place Nationally

 **Provo Labs Internet Academy**
Internet Marketing

Studied Internet marketing (principally SEO and PPC).



Accomplishments

1 **Language**
Portuguese


1 **Patent**
Curating Filters for Audiovisual Content


1 **Project**
This Unicorn Changed the Way I Poop - #SquattyPotty
